 Exhibit 99.141

NR: 21-22 | May 21, 2021

Skeena Announces Filing of Eskay Creek Technical Report

Vancouver, BC (May 21, 2021) Skeena Resources Limited (TSX: SKE, OTCQX: SKREF) (“Skeena” or the “Company”) is pleased to announce that it has filed on SEDAR the independent NI 43-101 Mineral Resource Estimate (“MRE”) and Technical Report for the Eskay Creek gold-silver project (“Eskay Creek”) as per the Company’s news release dated April 7, 2021. A copy of the Technical Report is also located on the Eskay project page of the Company’s Website.

Qualified Persons

The Independent and Qualified Person for the Eskay Creek MRE is Ms. Sheila Ulansky P.Geo., of SRK Consulting (Canada) Inc. (Vancouver), who has reviewed, validated and approved the Eskay Creek MRE as well as the technical disclosure in this release. In accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects, Mr. Paul Geddes, P.Geo. Vice President Exploration and Resource Development, is the Qualified Person for the Company and has validated and approved the technical and scientific content of this news release. The Company strictly adheres to CIM Best Practices Guidelines in conducting, documenting, and reporting its activities on its various exploration projects.

About Skeena

Skeena Resources Limited is a Canadian mining exploration company focused on revitalizing the past-producing Eskay Creek gold-silver mine located in Tahltan Territory in the Golden Triangle of northwest British Columbia, Canada. The Company released a robust Preliminary Economic Assessment in late 2019 and is currently focused on infill and exploration drilling to advance Eskay Creek to full Feasibility by Q1 2022. Additionally, Skeena continues exploration programs at the past-producing Snip gold mine.

On behalf of the Board of Directors of Skeena Resources Limited,

/s/ Walter Coles Jr.
Walter Coles Jr.
President & CEO

Contact Information

Investor Inquiries: info@skeenaresources.com

Office Phone: +1 604 684 8725

Company Website: www.skeenaresources.com

Cautionary note regarding forward-looking statements

Certain statements made and information contained herein may constitute “forward looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively, “Forward-looking Statements”). These Forward-looking Statements are based on facts currently available to the Company and there is no assurance that actual results will meet management’s expectations. Forward-looking Statements may be identified by such terms as “anticipates”, “believes”, “targets”, “estimates”, “plans”, “expects”, “may”, “will”, “could” or “would” and similar expressions. Forward-looking Statements in this news release may include, without limitation, statements about the Offering; the timing and anticipated receipt of regulatory approvals; the Company’s anticipated use of the net proceeds from the Offering and the timing and success of the Company’s exploration programs and drilling projects. Forward-looking Statements contained herein are based on certain known and unknown risks, uncertainties and other factors, many of which are beyond the ability of the Company to control or predict and which may cause actual results, performance or achievements to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such risks, uncertainties and factors include, among other things, the completion and timing of the Offering and the ability of the Company to receive, in a timely manner, the necessary approvals for the Offering, changes in general economic conditions and financial markets and risks relating to the current and potential adverse impacts of the COVID-19 pandemic on the economy, financing markets and the Company’s business. The Forward-looking Statements are also based on certain assumptions regarding, among other things, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes and other matters. While the Company considers its assumptions to be reasonable as of the date hereof, Forward-looking Statements are not guarantees of future performance and readers should not place undue importance on such statements as actual events and results may differ materially from those described herein. The Company does not undertake to update any forward-looking statements or information except as may be required by applicable securities laws.

Neither the Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.